02 OCT -7 AM 9:47

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington D. C. 20549
Mail Stop 0302

USA

02055191

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: September 25,2002

File Nr. 82 4888

SUPPL

Dear Sirs,

Please find enclosed a copy of our press release dated September 25, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

dlw 10/7

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821 / 55 84-0
Telefax: +49 (0) 821 / 55 84-12 04
Internet: www.washtec.de

Vorstand: Wolfgang Decker (Vors.), Sabine Decker, Dirk Brunnengräber
Aufsichtsratvorsitzender: Dr. Märten Burgdorf

Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024 261 000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg

101/08.02

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington D. C. 20549
Mail Stop 0302
USA

Ihr Ansprechpartner: *K. Kalb*
Durchwahl: *+49/(0)821-5584-1134*
Datum: *September 25,2002*

File Nr. 82 4888

Dear Sirs,

Please find enclosed a copy of our press release dated September 25, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

Successful participation in automechanika:

- **New generation of roll-over washes met with positive response**
- **Biggest single order for Controlled Emission Toilet**

Augsburg, September 25, 2002 – This year's automechanika, the world's largest trade fair for suppliers of garage and petrol station equipment, was a great success for SMAX-listed WashTec AG (security code number 750750). At the trade fair from September 17 to 22 in Frankfurt, the world's leading manufacturer of cleaning technology for transport systems presented a new generation of roll-over washes which are considered a major milestone in the company's history.

The new SoftCare line completes the consolidation of the two different product families existing prior to the merger. Developed under the company's best-practice policy, the new SoftCare line combines all advantages of the former roll-over washes, while setting new standards in individuality and reliability. SoftCare Intro and SoftCare Pro are two state-of-the-art solutions designed to meet the requirements of any location. While WashTec's SoftCare Intro caters for low to medium wash volumes, SoftCare Pro offers a unique variety of wash programmes and different designs for higher wash volumes, meaning that WashTec can provide customized solutions for each and every operator. "We were very pleased with the positive response to our new SoftCare line," says Wolfgang Decker, Board Chairman of WashTec AG, "because it once again underlines our strength in innovation and customer focus. Overall, we notice first indication of a gradual recovery of the market at automechanika. Increasing capital spending by petrol companies and independent operators make us confident for 2003."

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

Visitors from more than 60 countries indicate the strong interest in WashTec's products and services as well as the international importance of this trade fair.

In addition to the gratifying development of its core business, WashTec's train wash division reported a particular success. WashTec has won the biggest ever single order worth GBP 1.7 million for its Controlled Emission Toilet (CET system) from Britain's Amec Capital Projects. By 2004, the South Central Train Operating Company, Great Britain, will install the computer-controlled system for the automatic cleaning of train toilets at a total of six locations.

"This year's automechanika has confirmed our position as the world market leader in cleaning technology for transport systems. Our strategic range of products and services will allow us to further enhance our leading position in the years to come," says Board Chairman, Wolfgang Decker.